Arnold Jung, Managing Partner

Arnold is Managing Partner of Horang Capital LLC and CEO of Horang Securities, LLC, an SEC-regulated broker-dealer and member of FINRA and SIPC. Arnold has over 15 years of experience in venture capital, private equity and private debt investing and in investment banking in the U.S. Arnold currently focuses on investing in and advising media and technology companies and currently serves on the boards of directors of six portfolio companies.

Arnold was previously a Managing Director of Columbus Nova ("CN"), an asset management firm with peak AUM of $15 billion, where he participated in deploying ~$200 million, investing in a diverse range of companies from early stage startups to mature companies, in various investment securities from senior secured debt to control position common equity. Most recently, Arnold had been responsible for leading sourcing, underwriting, execution and portfolio management for CN's investments in the technology, media and entertainment sectors.

Arnold's experience and track record include investing in and serving on the boards of directors of several private companies including:

- **Daybreak Game Co.** (acquired controlling stake from Sony Corp.)– Leading PC and console video game developer and publisher with over $100 million in revenues. Exited to Enad Global 7 for $300 million.

- **Rhapsody / Napster (**acquired co-controlling stake from Viacom Inc.) – Pioneer of on-demand digital music streaming with over $170 million in revenues and customers in 34 countries. Exited to Melody VR for $70 million.

- **Gawker Media Group** (Gizmodo Media Group) – One of the largest digital publishing companies with a global audience of over 100 million monthly unique visitors. Provided growth capital as 2nd lien loan + preferred equity. Exited to Univision for $135 million.

Prior to joining CN in 2011, Arnold was an investment professional at Fifth Street Capital ($6 billion peak AUM), where he was involved in a variety of debt and equity investments, and an investment banker at RBS Greenwich Capital, where he was involved in a variety of mergers and acquisitions advisory and LBO financing transactions.

Arnold received his M.S. in Global Finance from NYU Stern School of Business and HKUST Business School and his B.A. in Economics from New York University.

HORANG CAPITAL